

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2014

Via E-mail
Thomas J. Nimbley
Chief Executive Officer
PBF Logistics LP
One Sylvan Way, Second Floor
Parsippany, New Jersey 07054

  Re: **PBF Logistics LP**
     Amendment No. 1 to
     Draft Registration Statement on Form S-1
     Submitted January 13, 2014
     CIK No. 0001582568

Dear Mr. Nimbley:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Confidential Draft Registration Statement on Form S-1

Prospectus Summary, page 1

Growth Opportunities, page 4

1. We note your response to comment 11 in our letter dated August 29, 2013 and the related revisions in your filing that "[w]e currently have not included any potential future acquisitions in our budgeted capital expenditures for the 12 months ended 9/30/14."

Please revise your disclosure in this section of your Prospectus Summary to include this statement.

Risk Factors, page 8

2. You disclose on page 42 that "Blackstone and First Reserve through their ownership of units of PBF LLC have substantial influence or control over PBF LLC, and their interests may differ from those of PBF LLC, us and our public unitholders" and that "Blackstone and First Reserve are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Our partnership agreement contains a provision renouncing our interest and expectancy in certain corporate opportunities identified by Blackstone or First Reserve." Please revise your prospectus summary to include this risk. Please also revise to elaborate upon these "certain corporate opportunities" or tell us where this disclosure is located.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Michael Fay at (202) 551-3812 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim at (202) 551-3535 or, in her absence, me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Michael Swidler
        Vinson & Elkins LLP